

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 6, 2010

Mr. James A. Williams
906-545 Sherbourne St.
Toronto, Ontario M4X 1W5
Canada

> Re: James A. Williams Trust
>   Registration Statement on Form 10
>   Filed April 27, 2010
>   File No. 000-53954

Dear Mr. Williams:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 10. In particular, we note the following specific deficiencies:

Item # ①

- The filing inappropriately attempts to register classes of securities under Section 12(g) of the Securities and Exchange Act of 1934 which appear to be debt securities. Section 12(g) is reserved for the registration of equity securities. The registrant may register debt securities only under Section 12(b) of the Securities Exchange Act of 1934 when such securities will be outstanding at the time of effectiveness and will be traded on an exchange.

②
- The filing does not contain the required description of the classes of securities you are registering pursuant to Item 11 of Form 10, as described in Item 202 of Regulation S-K. Please also note that the Form 10 is available for the registration of classes of securities that are outstanding only.

③
- The filing does not contain the exhibits required by Item 15 of Form 10, as described in Item 601 of Regulation S-K, including the forms and instruments defining the rights of securities holders relating to the securities you are registering.

④
- The filing does not contain the financial information required by Item 2 of Form 10 and the audited financial statements and supplementary data required by Item 13 of Form 10.

⑤
- The filing does not contain the required discussion regarding the registrant's directors and officers pursuant to Item 5 of Form 10, as described in Item 401 of Regulation S-K.

Mr. James A. Williams
James A. Williams Trust
April 27, 2010
Page 2

⑥ • The filing does not contain the required discussion of the development of your business or the business you intend to do pursuant to Item 1 of Form 10, as described in Item 101 of Regulation S-K.

For these reasons, we will not perform a detailed examination of the registration statement and we will not issue detailed comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that because Form 10 is not available for the registration of the securities you are attempting to register, it will not become an effective registration statement. We suggest that you promptly consider submitting a request for withdrawal of the registration statement.

Please direct any questions to Nandini Acharya at (202) 551-3495, or to the undersigned at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

*TABLE OF CONTENTS: **(LIST OF DOCUMENTATION FILED WITH THE FORM 10 FILING)***

TO:
Nandini Acharya
Securities and Exchange Commission
Washington, D.C. 20549

FROM:
JAMES A WILLIAMS TRUST
906-545 SHERBOURNE STREET
TORONTO, ONTARIO M4X 1W5
SEC-CIK: 1488240
FINS Number: 342758
IRS-EIN:98-6061213

RE: FORM 10 Filing
Filed: April 27, 2010
File No.: 000-53954

NOTICE: *JAMES A WILLIAMS TRUST has obtained a FINS Number from the DTCC: 342758*

Dear Nandini,

This letter is in response to the letter that was issued on May 6, 2010 which arrived at the above postal location on May 25, 2010. I apologize for any inconvenience that my FORM 10 filing has caused and I will file a "Request to Withdraw" once some material information from the attached USSEC letter is confirmed. However, the registrant can meet the USSEC demands by filing a FORM 10 amendment. The following information is in response to your letter:

Item #1
[1]   Debt securities should be registered under 12(b) not 12(g); however, I had supplied a copy of the Birth Certificate and Registration of Live Birth that was issued on January 02, 1973. Please refer to exhibits 9 and 10 that were part of the exhibit documentation sent on April 27, 2010. The significance of these two documents can be found in the definition of a certificate:
CERTIFICATE: An instrument that evidences ownership in a corporation or debt of the issuer.
*Therefore, exhibit 9 evidences ownership in the corporation of ONTARIO and the corporation of CANADA. I had supplied numerous exhibits that explained my position as one of the owners of these two corporations. See exhibit 21 "Public Policy" paragraph 12, exhibit 11 (entire document) and exhibit 12 (entire document especially paragraph 4). Therefore as one of the owners I have an equity interest in each corporation since I have been pledged as one of the sureties for all the debt that each corporation has issued since the registration of live birth was created on January 02, 1973. **NOTE:** ONTARIO sells approximately $185 Billion Dollars worth of debt every 11 years and CANADA sells $795 Billion Dollars worth of debt every 7 years not including the interest that's made on the sales of this debt. Furthermore, in commerce, only men and women create liability or debt money. Corporations carry the debt, but men and women are the creditors of the money. Men and women are known as the SPONSORS OF THE CREDIT or the PRINCIPAL AND SURETY.*

[2]   UNITED STATES is in a Chapter 11 Bankruptcy and under the re-organization plan the U.S. Government is the debtor-in-possession to the beneficiary 'the people'. James Williams, Grantor/Beneficiary for the JAMES A WILLIAMS TRUST is one of the people of America. There is allot of talk in the news today regarding 'debt'. The 'debt' really does exist, but only because we operate in a 'debt-money' system. There is no substance; i.e.: money which we can use to pay our debts. Since we, the private, are now the only ones who can create anything of any value, the public (a dead, bankrupt fiction), must rely upon us to make everything happen and that includes creating more debt for everything to function. We all think of 'debt' as a bad thing, yet, it is only how this particular economic system operates. So, 'being in debt' is a neutral situation – neither 'good' nor 'bad'. 'Zero-balance' means that everything is at zero. The fiduciary duties of a creditor are to maintain a Zero-balance on all public accounts. If the public draws from zero, within a liability/debt account, they have a negative; if they add to zero, they have a positive, yet, because it is all debt/liability, they can have negative debt and positive debt. 'Debt' is not bad; it just is.

[3]   Conversely, we, the private, create credit. Every time we sign anything, we create credit. "The signature is the money". There is an asset account, backed by the Application of Live Birth, the application for which was signed by a parent, thereby creating a trust account. It also must have a zero balance. When we draw from it, there is negative asset and when we add to it, there is positive asset. The public operates in

debt/liability and we operate in credit/asset. One account cannot connect with the other. The public operates from debt and we operate from asset. The minute our asset touches the public, it becomes debt and the instant public debt touches the private, it becomes asset.

[4]   Men and women cannot possibly be 'in debt'. We cannot pay a debt, ergo, we cannot incur debt. It is an impossibility. Only the public can incur debt and incur it they do. Yet, this is their debt, not ours. We make the mistake of falling for their inflicting upon us the responsibility of paying their debt simply because they have programmed us into believing that we are the liable party. How did they manage this? By convincing us that we are a name and when they charge the Name, this makes us the surety – the one responsible for paying the charge. This is fine as long as we know how to do so, yet, we have been convinced that we can pay only with our labour which we exchange for dollars.

[5]   The glitch is that public entities cannot pay their own debts because they are bankrupt and no bankrupt entity has any credit. Since we believe we must earn our living, when the bills arrive, we think we must pay. But, how can we do that when there are two entirely separate forms of 'accounting' and the one in which we operate – 'compensation for our labour' – has nothing to do with the form of 'accounting' which the public uses to 'adjust its books'. The accounting sciences of private exchange and public bookkeeping are as unrelated as the sciences of Astronomy and Astrology. They have one thing in common – stars. After that, the differences between the two sciences are too numerous to list. They are completely unrelated; just as the means by which we men and women become compensated by one to whom we have given our energy and time and the means by which the public creates debt upon its books and desperately searches for someone willing to off-set it and allow them to balance their books. The first is known as 'money of exchange' (compensation) and the second is known as 'money of account' (adjusting/balancing the books). It is called 'double-entry bookkeeping'. The two are completely unrelated; however, we have been tricked into believing that the two systems cross over. They do not and cannot.

[6]   There can be NO "paying off" a public debt. The National Debt (which doesn't really exist... well, it does, on paper, because the corporations USA, Inc. and CANADA, Inc. owe us, the shareholders – even though the media continue to lie, "Americans are in trillions of dollars of debt". It is the corporations which are in 'debt' and this is because we continue to give them our debt notes/dollars and this increases the debt. "Working for a living" is only making the problem worse... for all of us. Paying a corporation with debt notes aka "dollars" only doubles its debt. One would think the board would not want this; yet, they want that debt because this provides them ammunition to get us to 'pay' more on the alleged national debt. But there can be no 'debt' because everything is pre-paid. The corporations couldn't exist or operate unless we funded them in the first place with our credit via the bond via the Birth Certificate. Yet, if we "set off" public debt, we reduce the "national debt". One of the functions of the JAMES A WILLIAMS TRUST is to use the proper payment methods to set off public debt instead of adding to it. This method of payment is in compliance with the public policy.

[7]   Credit to corporations is debt to us ('the people') and vice versa. In other words, if we give them our value in the form of dollars, the corporation sees this as a debt – because it IS debt – and therefore has more debt to set-off.   Commerce is a mirror of what is true. Debt=credit for men and women, yet, credit=debt for corporations. If we continue to pay dollars when we are not obligated to do so, this makes our situation worse because we are giving debt to the public, ergo, the excuse to demand more dollars, and giving the people behind the fictional corporations the very thing we are intending to keep for ourselves and our families.

[8]   All that the IRS wants, like any other corporation, is to balance their books and if we prevent this, by not filing properly, they come after us. If we comply, by filing the proper forms for a return of all the labour we have put into the public which messed up their double-entry bookkeeping, we can charge (energize) IRS with securing our value from where we left it and return it to us, the principal and source of all value. Hence, the reason why they call it a "Tax Return"! It is so they can return the tax to the principal because it is our credit the public has been stealing via filing false claims which is in violation of the criminal code (which is all based upon commerce... remember there are no laws as we think of them; all

statutes, codes, etc. are commercial law) This is why corporations appear so wealthy when, in fact, in commerce, corporations cannot show a profit. (Their books must balance at the end of the day, just as the banks' books must balance or the auditors would have a field day.) They are the wealthiest "persons" on the planet. (Remember the definition of "person" is "corporation" and "legal fiction".) But it is the board members, not the corporation, who are wealthy.

[9]   Money of Exchange (dollars) must NOT co-mingle with Money of Account (our ability to set-off public debt via acceptance and our signature). We cannot pay a debt with a debt and, yet, we do it every second of the day. Instead of paying a debt with a debt (against public policy) we have to use a pass-through. Now in order for us to receive goods from vendors, an exchange needs to take place to accomplish the transaction. Since a vendor will not accept a simple signature, or an exemption number, then we have to supply the vendor with either cash (paper currency or debit card) or credit card. The problem is this method of transaction messes up their books – i.e. doubles their debt. We handle this by having the IRS get it back not only for us but also for all involved because it is a huge accounting error – not to mention paying with cash is a crime, i.e. against public policy. This is why we will ultimately move into a cashless society! ... for our benefit, not theirs. You cannot pay a bill with a bill and you cannot pay a debt with a debt and you can't pay a debt with notes. You need a bond to pay a bill and that's what Public Policy does. The best we can do is if a debt exists is to write it off, but that can only happen if we give the property back to the original owner. See corporations pay with debt instruments and we pay with asset instruments. Look at this example. Bail notices write "Pay by check or money order, do not send cash." HJR-192 made it against Public Policy to pay with debt therefore if you didn't get a check with their demand; their order for money needs to be returned as they failed to give you the appropriated cost for production. What HJR-192 did was, remove the liability of an obligor (someone obligated to pay a debt) by making it against Public Policy to pay debts with debt.

[10]   All that needs to be done now is discharge the debt with an appropriate credit "dollar for dollar," or exchange the "bill for the bond" or the "past liability for the future liability," thus passing over the present liability of the "Note." The "Note" is the promise to deliver the offer. The one problem the industrial society has is there is no money to even credit the account with and because of that we (the creators of the industrial products) are the credit that the industrial society needs to adjust the ledger. They need our acknowledgement of having received the charge from them to be able to discharge their duty, just like electrical currency, otherwise they have an aging accounts receivable that they cannot close without our endorsement as to the benefits that were provided. As the operator, they need to charge us so we can ground/charge-back the account thus paying the tax. Debt must be "discharged dollar for dollar" in the same sense, an acknowledgment must be given. The moment a debt exists, it must be written off. We have to take on the charge to allow them to discharge the account, and when we give them acknowledgement by our acceptance, they can now zero the account by grounding the charge-back to where it came from and clean up their delinquently held open books/accounts.

[11]   The catch is, we can't write off/charge off the debt because we are not in possession of the account in deficit; our fiduciary agent is in possession of the account so we must provide him with the tax return (by the return of the original offer) so the fiduciary can discharge the liability through their internal revenue service (the bookkeeper). We don't need to make payments that are "acceptable by our fiduciaries," which would entail that we made the offer; you make the acceptance and return their offer as payment. They offer, we don't, we return. See it is the paper that is the collateral itself, not the property described under Public Policy. The tangible property merely goes along with the owner of the paper because (substance/execution of a commodity) cannot be used as a method of payment in Grace/Public Policy. Most feel that when the money was taken out of society, the people became the slaves, this is not true, the people were freed from every obligation that society could create thus freeing the people from any obligation which they may incur simply because we cannot pay a debt.

[12]   One of the problems of using private debt instruments is getting the recipients to perform in accordance with public policy. Therefore by registering these debt instruments with the SEC instead of the usual UCC or PPSA, will force the recipients to perform in compliance with the rules and regulations of

public policy. The registrant has had very limited success with utilizing private debt instruments even though the law demands it. In fact the registrant has issued four commercial liens in the past two years due to the public officials violating the rules and regulations of GAAP, FASB, Title 12 USC Banking regulations, the Fair Credit Reporting Act Title 15 USC 1681 et seq., and the Fair Debt Collection Practices Act Title 15 USC 1692 et seq.

Item 2:

[13]   Exhibit 8 contains two bonds that were issued and delivered to the U.S. Treasury on May 1, 2008 and December 29, 2008. The registrant was made bankrupt/insolvent due to the suspension of gold on April 10, 1933 by an Order-in-Council, and the April 5, 1933 Executive Order 6102 "Abrogate the Gold Clause". These Executive Order(s), approved by Congress, Privy Council, and the Senate, caused the registrant to lose his lawful Right to pay any debt 'in law' without becoming a tort-feasor, and further denying any obligee a right to demand payment in any coin or currency of the United States (See HJR-192/P.L. 73-10/Title 31 USC 5118) and/or currency of Canada (see Order-in-Council). Furthermore the government created entity WILLIAMS, JAMES ANDREW is deemed an "ENEMY OF THE STATE" due to the March 6, 1933 and March 9, 1933 Executive Order(s) 2039 and 2040, under the so-called WAR AND EMERGENCY ACT, pursuant to the TRADING WITH THE ENEMY ACT of October 6, 1917, as amended.

[14]   The registrant declares that he had no Privity or Knowledge of this peril of bankruptcy/insolvency created by the above mentioned Executive Order(s) until recently. The registrant further declares that Parliament, Congress and the Senate of Canada and the United States had Privity and Knowledge of the imminent danger of bankruptcy/insolvency created by the above mentioned Executive Order(s) and knew that the de jure People, James Williams, would be forced to perform services in discharge of their inability to pay.

[15]   James Williams, sui juris, claims exoneration from Limited Liability for the discharge of the public an d national debt created by the UNITED STATES (District of Columbia), CANADA (Dominion of Canada CIK230098 United States Security Exchange Commission) based on its Privity and Knowledge of Congress and Senate of the corporate UNITED STATES and Knowledge of Parliament and Queen's Privy Council of the corporate CANADA.

*[16]   The registrant, has to his credit a claim and interest in the following: All Gold and Silver seized and held by the Treasury of the United States; Treasury Board of Canada and, Claim and interest in Asset Exchange, Certificate of Live Birth/Bond valued at One-Hundred Billion ($100,000,000,000.00) United States Dollars (Ref. Posted Shipper Tracking No.*** FISMA & OMB Memorandum M-07-1**Private Offset Account No.** *** FISMA & OMB Memorandum M-**and Bill of Exchange.) The large number is too be used to offset any debt obligations that may be issued against JAMES A WILLIAMS TRUST and/or James Williams. The registrant can only use this ledger to cancel out debt. You cannot pay a bill with a bill and you cannot pay a debt with a debt and you can't pay a debt with notes. You need a bond to pay a bill and that's what Public Policy does.*

[17] The best we can do is if a debt exists is to write it off, but that can only happen if we give the property back to the original owner. See corporations pay with debt instruments and we pay with asset instruments. In consideration that only Fiat Money exists in circulation with which to discharge debt and in order to facilitate lawful commercial transactions and in order to lawfully engage in commerce within the jurisdiction of the Department of the Treasury, secured promissory notes, bonds and bills of exchange are necessitated. James Andrew Williams, issues these debt instruments in order to maintain the Honorable and Lawful standing of associated commercial transactions.

[18]   Furthermore, under U.C.C. 3-503 notice of dishonor must be given (i) by the bank before midnight of the next banking day following the banking day on which the bank receives notice of dishonor of the instrument, or (ii) by any other person within 30 days following the day on which the person receives notice of dishonor. With respect to any other instrument, notice of dishonor must be given within 30 days following the day on which dishonor occurs. The bonds issued on May 01, 2008 and December 29, 2008 also state "Failure to return the Bond as stated shall constitute Acceptance and Honoring of this Bond and

the Associated transactions, in accordance with the Law, by Henry Paulson Jr, the Secretary of the US Treasury, and The United States Department of the Treasury to all of the Terms and Conditions contained herein". The Secretary of the Treasury's receipt of the aforesaid financial asset and Certified Statement of Live Birth which was Accepted For Value meant that the Secretary was able and obligated to ledger the credits on the public liability side of the account(s). The Private side was already ledgered, as a result of the acceptance without protest, of the aforesaid assets.

[19]   The registrant had provided you with the Commercial Liens for the other 4 securities listed in Item 11 of the FORM 10 registration. JAMES A WILLIAMS TRUST is authorized by its ownership and control of four Secured Debt Obligations (in the amount of $1,197,293,273.00 USD, $107,000,000.00 USD, $24,000,000.00 USD and $8,500,000.00 USD) to offer for sale to any accredited investor(s). These four marketable securities are available-for-sale and have been reported on the balance sheet of the JAMES A WILLIAMS TRUST at fair value. (SFAS 115, par.12) Furthermore the following UCC and PPSA financing statements were issued for these commercial liens.
Commercial Lien against the officials for HSBC BANK, et al. - Ontario Personal Property Security Registration #20080904 1541 1902 9786, File #6488251703 and UCC Document 2010029838
Commercial Lien against the officials for TORONTO DOMINION BANK, et al., - Ontario Personal Property Security Registration #20080917 1441 1901 4203, File #647347941
Commercial Lien against the officials for DOLLAR FINANCIAL CORP., et al., - UCC Document #2009135307

SFAS 115, par.12
"12. Investments in debt securities that are not classified as held-to-maturity and equity securities that have readily determinable fair values shall be classified in one of the following categories and measured at fair value in the statement of financial position:
a. Trading securities. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price. Mortgage-backed securities that are held for sale in conjunction with mortgage banking activities, as described in FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities, shall be classified as trading securities. (Other mortgage-backed securities not held for sale in conjunction with mortgage banking activities shall be classified based on the criteria in this paragraph and paragraph 7.)
b. Available-for-sale securities. Investments not classified as trading securities (nor as held-to-maturity securities) shall be classified as available-for-sale securities."

Accounting for Certain Investments in Debt and Equity Securities
[20]   6. At acquisition, an enterprise shall classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading.

Assets – Items of value that are owned by the company and are represented on the Balance Sheet. In order for an item to be shown on the Balance Sheet, it must meet three tests:
1) the company must control it or own it,
2) the item must have some value to the company, and
3) this value must be measurable. Assets are categorized as short-term and long-term.
Answer to 1): UCC filing, PPSA filing, and the 90 day commercial lien process means that the registrant now owns it.
Answer to 2): the registrants remedy from being injured by a corporation
Answer to 3): the lien is based on legislative assessment. i.e. liquidated sum certain

[21]   ORIGIN OF SECURITY: Legal and Lawful foundation for the issuance of the Commercial liens. See Exhibits #14 to #18. Lien Debtor(s) violation of Due Process in the unlawful seizure of property, without a warrant, without an affidavit of obligation, without due process, and without color of law.

Lien Debtor(s) criminal behaviour caused the Registrant to issue a Claim of Lien based upon the Seven Points of a Commercial Instrument laid down in Jewish International Commercial Law. (See the article entitled The Shetar's Effect on English Law – A Law of the Jews Becomes the Law of the Land, by Judith A. Shapiro, The Georgetown Law Journal, Vol. 71 pages 1179-1200.)

These Seven Points are: (1) Positive Identification of the parties, (2) Allegation by Affidavit, (sworn plain statement of fact), (3) Categorical point for point explicit ledgering of losses: debts, obligations, injuries, specific performance, (4) Substance, property, collateral that is pledged to secure the remedy and specific performance, (5) Exhibits, evidence, memorandum to prove the ledgered obligation, (6) Allegation Certification / Attestation true, correct, and complete (and not misleading) with signature of Lien Claimant (Affiant), and (7) Witness of Positive Identification of Affiant.

The PROCESSING of the Commercial Lien is based upon the Eight Fundamental Maxims of Commerce that have existed since time immemorial. The four main maxims are:

In commerce, truth is sovereign. See Exodus 20:16; Psalms 117:2; John 8:32; II Cor. 13:8. Legal maxim: "To lie is to go against the mind." Oriental proverb: "Of all that is good, sublimity is supreme."

Truth is expressed in the form of an Affidavit. See Lev. 5:4-5; Lev. 6:3-5; Lev. 19:11-13; Num. 30:2; Matt. 5:33; James 5:12.

An unrebutted affidavit stands as truth in commerce. See 1 Pet. 1:25; Heb. 6:13-15. Legal maxim: "He who does not deny, admits."

An unrebutted affidavit becomes a judgment in commerce. See Heb. 6:16-17. Any proceeding in court, tribunal, or arbitration forum consists of a contest, or "duel," of commercial affidavits wherein the points remaining unrebutted in the end stand as the truth and the matters to which the judgment of the law is applied.

[22]   The Registrant had made a valid claim of debt by an Affidavit in the form of a Commercial Lien, and by allowing the Lien to mature in 3 months (90 days) into a Secured Debt Obligation by the failure of the Lien Debtor(s) to contest the Lien (and its Affidavit) by a counter-affidavit. The Primary method of establishing a commercial lien currency/paper money is to combine:

A promise to perform,

A claim of Breach of that promise, and

A 3 month (90 day) default by failure to challenge or rebut the claim of breach of contract.

Commercial Liens are a stationary process before a 3 month grace period has elapsed. Commercial Liens, when unchallenged or unrebutted for three months, become secured debt obligations, transactable (capable of economic motion) in commerce after the three month "maturity point."

[23]   Furthermore, after the 3 month (90 day) default, the Registrant had issued a Documentary Draft to test the collectability of the Secured Debt Obligation / Matured Commercial Lien and to give an opportunity for the Default Debtor(s) to settle their debt obligation for half price. The Draft was issued in compliance with the UNITED NATIONS CONVENTION ON INDEPENDENT GUARANTEES AND STAND-BY LETTERS OF CREDIT. Collection is subject to the Uniform Rules of Collections (URC) 522 issued by the International Chamber of Commerce.

[24]   The processing and collection of this Documentary Draft was subject to the consent of the debtor/drawee party. To COLLECT money from a drawee/debtor pursuant to the terms of a draft, the bank/collector in possession of the draft must communicate directly with the drawee/debtor party and obtain the drawee's/debtor's consent to release the drawee's/debtor's money or funds to the drawer/creditor.

[25]   Documentary Draft was subject to a testing process and/or grace period of three (3) days, which establishes the actual physical collect-ability of the Soft Draft. For example, three dishonors of a Soft Draft without an Affidavit of Cause for Dishonor or Certificate of Dishonor, establishes (firstly) negligence, (secondly) intent, and (thirdly) malice, hence, the conclusion that the debtor/drawee is an absconding debtor, a thief to be dealt with using reasonable force.

[26]   The Default Debtor party dishonored three Soft Drafts over the grace period of 9 banking days without the presentment of an Affidavit of Dishonor or a Certificate of Dishonor, that is, dishonored three Soft Drafts without written cause. The Default Debtor's show of contempt by their negligence, intent, and malice justifies the issuing of a Hard Draft, the processing and collection of which may reasonably involve the exercise of physical and/or economic force.

[27]   The force is justified because an absconding debtor is a thief, one due the just desserts of theft.
Since the offender/debtor/drawee dishonored the Soft Draft without cause, the secured debt obligation against the offender becomes:
(A) lawfully collectable by reasonable force taken against the offender, by making the offender the debtor/drawee party on a hard draft, also known as a demand draft, sight draft, or currency Lien Assignment, or, in a worse case,
(B) lawfully collectable by a Dutch Auction, or in a worse case,
(C) lawfully collectable by a commercial letter of marque and reprisal, that is, by marching and seizing (garnishee, repossession, etc.), or, in the worst case,
(D) lawfully collectable by an express (written), formal (posted), and public (widely advertised) declaration of private war, which puts the adversary party on guard, levels the battlefield, and lawfully reinstates the use of physical combat, lethal force, duelling, and private war. (See attached Documentary Draft, Notice of Opportunity to Cure, Final Notice, Notice of Absconding Debtor and Letter of Marque and Reprisal.)

[28]   Commercial Lien Assignments are commercial conveyor vehicles known as debt discharge instruments, or Levies, and all debt discharge instruments are Lien Assignments. (Examples: Lien Assignments, currency, money orders, checks, bills of exchange, federal reserve Lien Assignments, etc...)
The legitimate power of a corporate entity is absolutely dependent upon its possession of Commercial Bonds against Public Hazard, because no Bond means no responsibility, means no power of official signature, means no real corporate political power, means no privilege to operate statutes as the corporate vehicle. Bonding statutes is mandatory corporate vehicle insurance. In commerce, it is a felony for the agent of a Bonding Company to not pay the Claim. If the Bonding Company does not get a malfeasant public official prosecuted for criminal malpractice (failure to take oath of office, violation of Oath of Public Office, denial of due process, etc.) within sixty (60) days then it must pay the full face value of a defaulted lien process (90 days). The corporate political power of a nation resides entirely and absolutely in the Commercial Bonding Companies. All corporate government is based upon Commercial Affidavits, Commercial Contracts, Commercial Liens, and Commercial Distresses, hence governments cannot exercise the power to expunge commercial processes. The Corporate legal Power is secondary to Commercial Guarantors. Case law is not a responsible substitute for a Bond.

[29]   The Lien claimant does NOT rely on Title 15USC as a basis for the "commercial lien". All commercial processes, by using or relying upon Lien Assignments or paper in commerce (for example, Federal Reserve Lien Assignments), must bear some sort of Federal tracking code, a County Recorder's number, or a serial number, which process must be accessible for inspection at the nearest relevant County Recorder's Office or be widely advertised. When a Lien matures in three months by default of the Lien Debtor as a result of the Lien Debtor's failure to rebut the affidavit of obligation point-for-point categorically, it becomes an secured debt obligation in the ordinary sense of a collectable debt upon which assignments, collateralization and other commercial transactions can be based, hence becomes a Security subject to observation, tracking, and regulation by the United States Securities and Exchange Commission (hereinafter U.S.S.E.C.). The notation "A Security USC" is a flag in commerce telling the U.S.S.E.C. that a speculation account is being established to enforce the lien. The U.S.S.E.C. can then monitor the process. As long as the process is truthful, open, and above board (full disclosure), the U.S.S.E.C. has no jurisdiction over it , for even the U.S.S.E.C. has no jurisdiction over the truth of testimony, depositions, affidavits and affidavits of obligation/commercial liens, and an unrebutted affidavit stands as the truth in commerce.

Item #3:
[30]   Regulation 601 S-K states that a form 10 filing must have the following exhibits:
Plan of acquisition, reorganization, arrangement, liquidation - See exhibits 8, 9, 10, 11, and 12

Articles of incorporation/by-laws - The affiant will provide the SS-4 filed with the IRS and the DEED OF TRUST
Instruments defining the rights of security holders - See exhibits 3, 8, 9, 10, 11, 12 - 20
Voting trust agreement - Not applicable for Grantor Trust with only one beneficiary
Material contracts - See exhibits 3, 8, 9, 10, 11, 12 - 18
Statement computation of per share earnings - Not applicable
Statements computation of ratios - Not applicable
Letter change in certifying accountant - Not applicable
Subsidiaries of the registrant - Not applicable
Power of Attorney - See exhibits 6 and 7
Additional exhibits
XBRL-related documents - Not applicable
Therefore it appears that the registrant is only missing the documentation listed in the above item #2.

Item #4
[31]   The registrant can comply and file the financial information as indicated in 301, 302, 303, and 305 of Regulation S-K. Furthermore, when filing the 10-Q and 10-K forms the financial statements will include correcting adjustments identified by a registered public accounting firm in accordance with GAAP and the rules and regulations of the SEC. The 10-Q and 10-K forms will also disclose any off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons. The pro forma financial information will reconcile with the financial condition and results of operations of the company under general accepted accounting principles.

Item #5
[32]   Item 401 of Regulation S-K states (a) Identification of directors. List the names and ages of all directors of the registrant and all persons nominated or chosen to become directors; indicate all positions and offices with the registrant held by each such person; state his term of office as director and any period(s) during which he has served as such; describe briefly any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee.
Therefore it appears that the only thing that the registrant left out was the registrants' age.

Item #6
[33]   The registrant can supply a more detailed description of the JAMES A WILLIAMS TRUST, however a good description of the functions of the business is explained in exhibit #21 "Public Policy". The JAMES A WILLIAMS TRUST is a GRANTOR TRUST which was created to function as a pass-through for the real living man James Andrew Williams. The TRUST will not engage in dealer or broker services, nor will the company issue securities for the purpose of profit and gain. TRUST will maintain a zero balance and any new credit issued for the daily expenses will be cancelled "1099C Form" at the end of each quarterly tax filing with the IRS.

The registrant can amend the FORM 10 filing made of April 27, 2010 to comply with the U.S.S.E.C. regulations. The officials from U.S.S.E.C. can contact the registrant at 416-944-8494 or email jameswilliams@bell.net to confirm that the registrant can file an amended FORM 10 filing. If the officials from the U.S.S.E.C. still feel that an amended form filing will not change their initial ruling, than a detailed explanation must be provided to the registrant. The detailed explanation must be in affidavit form in order to maintain credibility. All commercial credibility arises out of, and is therefore established by, the willingness to sacrifice oneself. Cause and effect chain. No author means no affidavit> means no liability> means no willingness to sacrifice oneself> means no responsibility> means no credibility> means no authority.
The corporate political power of a nation resides entirely and absolutely in the Commercial Bonding Companies. All corporate government is based upon Commercial Affidavits, Commercial Contracts,

Commercial Liens, and Commercial Distresses; hence governments cannot exercise the power to expunge commercial processes. The Corporate legal Power is secondary to Commercial Guarantors.

NOTICE TO AGENT IS NOTICE TO PRINCIPAL, NOTICE TO PRINCIPAL IS NOTICE TO AGENT

Sincerely,
JAMES A WILLIAMS TRUST

May 31, 2010

By: _/s/James Williams___
James Williams, Grantor/Beneficiary

*** FISMA & OMB Memorandum M-07-16 ***